VIA EDGAR

March 6, 2009

Ms. Yolanda Guobadia

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Patterson Companies, Inc.
Form 10-K for Fiscal Year Ended April 26, 2008
Filed June 25, 2008
File No. 0-20572

Dear Ms. Guobadia,

On behalf of Patterson Companies, Inc. (the “Company”), I write to confirm our conversation from earlier today regarding the Company’s request for an extension to respond to the comments presented in the letter from Tia Jenkins, dated February 20, 2009, and that such extension is acceptable to the staff. We intend to respond to the comment letter by March 20, 2009.

If you have any questions, please call me at 651-686-1769.

Sincerely,

/s/ R. Stephen Armstrong
R. Stephen Armstrong
Executive Vice President, Chief Financial Officer and Treasurer